NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

April 13, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended May 31, 2015
(the “2015 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated March 30, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

General

1.	We note that several provinces, municipalities, and other regulatory agencies in the PRC have promulgated various regulations and policies that prohibit or restrict the ability of public school teachers to act in a separate capacity as private tutors or teachers. Please tell us the degree to which these regulations and policies have had or will have a material impact upon your business, financial condition, results of operations, cash flow, and reputation.

The Company respectfully advises the Staff that various policies and regulations have been promulgated by central and local regulatory authorities in China to prohibit paid private supplementary tutoring provided by public primary and secondary school teachers. Such policies and regulations include, among others, the Opinions Concerning Strengthening and Improving Faculty Performance issued by the State Council in August 2012 and the Measures on Handling Acts in Violation of Primary and Secondary School Teachers’ Professional Ethics promulgated by the Ministry of Education in January 2014. Among those policies and regulations, many include specific punitive measures for public school teachers who violate such provisions, and certain regulations also have measures to sanction the relevant public schools for their administrative negligence.

As of the date hereof, the Company had 18,098 teachers in 54 cities, including 12,239 full-time employee teachers and 5,859 contract teachers. After conducting an internal review of currently available personnel profiles of all teachers, the Company has confirmed the following:

(i) none of the Company’s full-time employee teachers work at public schools; and

(ii) approximately 120 contract teachers are also public school teachers at the same time, which represent approximately 0.7% of the total number of teachers and 2.1% of the total number of contract teachers who are currently working for the Company.

With respect to the identified public school teachers, the Company plans to take appropriate remediate measures, including terminating those contracts that were entered into recently, and not renewing those contracts whose terms will expire in the near future. So far, the Company has not received any inquiries from regulatory authorities requesting information on public school teachers. The Company will take measures to enhance background checks of teacher candidates during the recruitment process and streamline the information collection and updating process to avoid entering into contracts with public school teachers in the future. Given that the public school teachers involved are contract teachers of the Company representing only 0.7% of the total number of teachers and the Company will take measures to remediate the situation, the Company respectfully advises the Staff that the ban on provision of paid private supplementary tutoring by public school teachers has not had, nor does the Company expect it to, have material impact on the Company’s business, financial condition, results of operations, cash flow and reputation.

If any policies or regulations promulgated by the regulatory authorities in the future in this regard potentially have more significant impact on the Company’s business, to the extent material, the company will include a summary of the then-in-effect policies and regulations and a disclosure of the relevant risks in its future filings on Form 20-F.

2.	We further note that there has been increased regulatory scrutiny of the private school and after-school tutoring industries over the past several years in the PRC. For example, we note that in February 2013 the Beijing Municipal Education Commission issued a “Notice on Reducing Schoolwork-Related Stress on Students in Primary and Secondary Schools,” which appears to have prohibited private schools from offering after-school tutoring classes to primary and secondary school students. Please tell us the degree to which increased regulatory pressure and pronouncements, from the municipal to the national level, have had or will have a material impact upon your business, financial condition, results of operations, cash flow, and reputation. Please also discuss any known trends regarding pending or future private school and tutoring regulations or penalties that are likely to impact the company.

The Company respectfully advises the Staff that the regulatory scrutiny of after-school tutoring industry mainly focuses on the use of public school facilities and faculty resources for providing commercial after-school tutoring services. A number of provincial or municipal authorities, including without limitation, Shanghai, Tianjin, Shenzhen, Fujian, Guangdong, Henan, Hubei, Hunan, Jiangsu, Liaoning, Shannxi, Shanxi and Zhejiang, have promulgated policies prohibiting public schools from cooperating with private schools or other private entities to provide after-school tutoring services or providing facilities to private schools or other private entities in support of their after-school tutoring activities. Beijing Municipal Education Commission issued the Notice on Reducing Schoolwork-Related Stress on Students in Primary and Secondary Schools (the “Notice”) in March 2013, prohibiting schools, teaching and research institutions and other educational institutions from offering after-school tutoring classes to primary and secondary school students. To clarify whether the Notice purports to forbid after-school tutoring services provided by private schools, the Company’s PRC counsel, Tian Yuan Law Firm, consulted with Beijing Municipal Education Commission informally and received the following response:

Private schools may offer after-school tutoring services that allow students to choose courses on a voluntary basis, provided that such private schools should not use facilities belonging to public schools, cooperate with public schools or hire public school teachers to provide such services.

The Company does not use any facilities belonging to public schools or cooperate with any public schools in providing after-school tutoring services. As discussed in the Company’s responses to the Staff’s comment no. 1, the Company does not provide after-school tutoring services by hiring public school teachers as full time employee teachers. Although a small number of contract teachers of the Company are also public school teachers, the Company will take enhanced measures to avoid having public school teachers in the future. In addition, all of the Company’s schools have obtained the requisite licenses from competent authorities in accordance with the Law for Promoting Private Education and its implementation rules. The Company has not been subject to any investigation from regulatory authorities or incurred any penalty in connection with its qualification of providing after-school tutoring services.

For the above reasons, the Company believes that its after-school tutoring services do not fall into the scope of activities that are prohibited by the existing regulations and policies.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 Form 20-F, please contact the undersigned at +86 137-0132-8292 or +86 10 6260-5578 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Stephen Zhihui Yang
Stephen Zhihui Yang
Chief Financial Officer

cc:

Michael Minhong Yu, Chairman and CEO, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP